Exhibit 99.1

ZK International Group Co., Ltd . (NASDAQ: ZKIN) Investor Presentation April 2018

Safe Harbor Statement This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements.’’ In some cases, these forward - looking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Form F - 1 filed with the Securities and Exchange Commission. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. You should read carefully our “Cautionary Note Regarding Forward - Looking Information “ and the factors described in the “Risk Factors” section of our Form F - 1. 2 ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com

Supplying the next generation in China with clean water through innovative, high - quality water piping infrastructure with Track - n - Trace, Internet of Things ( IoT ), and Blockchain technologies.

Company Overview • Manufacturer and designer of high - performance stainless steel piping and fittings for the water and gas sector • Wholly - owned subsidiary, Xsigma Corp., • E mpowering the supply chain with blockchain • Provides the ability to develop solutions to support its core operations with innovations such as distributed ledgers, supply chain management, and other efficiencies • Three distinct areas of manufacturing within the supply chain that will be streamlined: Track - n - Trace, Internet of Things ( IoT ), and Blockchain Technology • 2017 Revenue: $49.95M , Net income: $ 5.93M or EPS of $0.56/share • 2018 revenue guidance of $56.2 million, +25% YOY 4 ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com

Urbanization of China • China is home to 20% of the global population yet only has 7% of the world’s freshwater resources. 1 • China is projected to move roughly 250 million people (more than the total U.S. urban population) into cities — some of which have not been built yet — within just the next 10 - 20 years. 2 • This will bring total urban population to approximately 900 million people, or roughly 13% of the world’s population. 2 • In less than ten years, China will have almost one quarter of the world’s 400 largest cities. 2 • In addition to supporting urban growth, China will need to provide water for 400 million rural residents and meet the tremendous demands from agriculture, energy, and manufacturing sectors. 3 5 1 UN WATER Water and Energy Sustainability Available from: http:// www.un.org / waterforlifedecade / pdf /01_2014_sustainability_eng.pdf 2 The New York Times – “China’s Great Uprooting: Moving 250 Million into Cities” 3 The Nature Conservancy - https://blog.nature.org/conservancy/2013/07/03/a - thirst - for - growth - fueling - chinas - urban - expansion/

Clean Water is a Top Priority in China • The seismic shift in population is having a significant impact on China’s urban infrastructure. • 61.5% of ground water and 28.8% of key rivers are classified as unfit for human contact. 4 • Over 20% of water supply is so polluted that it cannot be used for industrial or agricultural use — much less for human consumption (a factor that, combined with air pollution, causes an estimated 6% reduction in annual GDP, according to the World Bank). 4 • The Chinese Government has recognized this and has set aside $610 billion, to spend on water infrastructure between 2011 – 2030. 5 • In fact, one of the world’s most costly capital projects is the $68 billion North to South Water Diversion Project, which will link China’s four main rivers via more than 1,800 miles of pipeline, and divert water from the south of China to population centers in the north. 6 6 4 The Nature Conservancy - https:// blog.nature.org /conservancy/2013/07/03/a - thirst - for - growth - fueling - chinas - urban - expansion/ 4 According to the latest report from the Chinese Ministry of Environmental Protection 5 (REUTERS (2013) After China’s multibillion dollar clean - up , water still un t to drink Available from: http:// www.reuters.com / article/2013/02/20/us - china - pollution - water - idUSBRE91J19N20130220 6 UN WATER Water and Energy Sustainability Available from: http:// www.un.org / waterforlifedecade / pdf /01_2014_sustainability_eng.pdf

CO2 Reduction is Driving Natural Gas Infrastructure • Considering the massive latent demand potential, China's growing inability to meet its own gas needs is one of the most important developments in any energy market. 7 • China has over 4x the population of the U.S., but consumes just 25% of the natural gas. As regional markets become more integrated, the entire globalizing gas market will quake as China becomes more developed and starts to consume gas like the West. 7 • Gas is China's fastest growing major fuel, with demand quadrupling in the past decade. 8 • Gas is now about 6 - 7% of China's energy demand, double the market share in 2007 (China government seeks gas to be 10% of energy by 2020). 8 • Cleaner, more efficient natural gas use is integral to China's 5 - year plan (The 13th Five - Year Plan 2016 - 2020) which calls for the replacement of coal in non - power sectors either with natural gas and/or electricity. This is a very realistic and important evolution in China's energy demand structure because power generation, which is the desired and highest form of coal use, only accounts for 55% of China's coal use, compared to 95% in the U.S. today. 8 • China's coal use is eroding air quality and making fuel switching from coal to natural gas more urgent but also easier. 8 7 7 Sources: EIA; JTC - CO2 Reduction Plans Clearly Favor Natural Gas 8 Forbes – “China’s Rising Natural Gas Demand, Pipelines, and LNG” – Source: EIA; JTC

Our Products 8 • Products consist of: • C old - rolled stainless steel stripes, • Regular carbon and stainless steel pipe, • Light gauge stainless steel pipe, and • C onnections and fittings • Specifications of piping are tailored based on design of clients’ piping system architecture • End users are provided with environmentally friendly and safe water and gas pipeline network ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com

Corporate Capabilities 9 Our competitive advantages will enable us to maintain and further increase our market position in the pipe and fitting manufacturing industry. Extensive Sales Network: 2 7 regional offices and 80 sales representatives in major urban hubs in China. Integrated Supply Chain: We have necessary production lines and machinery allowing us to achieve higher margins and ensure superior quality and consistency. Solution - Oriented Products and Services: Intimately engage in client projects to understand their needs and quickly manufacture high quality products. Technical and Engineering Capability: Our technical teams regularly consult and develop solutions that best cater to our clients’ objectives. And we collaborate with construction teams to deliver the best service experience. Rigorous Quality Control Benchmark: ISO 9001:2008, DVGW, ISO14001: 2004, Global Manufacturer Certificate (GMC), and German DVGW ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com Empowering the Supply Chain with Blockchain Technology

www.ZKInternationalGroup.com 10 XSigma I Empowering the Supply Chain with Blockchain

XSigma Corp. 11 “This technology is the future. The pioneers and innovators, who embrace it and deploy it, will clearly have the sustainable competitive advantage.” David Christensen, President of XSigma

www.ZKInternationalGroup.com 12 Blockchain Transparency: P ermissions and identity ensure appropriate visibility of transactions; consensus as all parties verify transactions; Immutability as the ledger cannot be altered. Provenance, because the source is verified. By design, blockchains are inherently resistant to modification of the data. It is ‘an open, distributed ledger that can record transactions between two parties efficiently and in a verifiable and permanent way’. Smart Contracts Financial Transactions Tamper Proof Ledgers

13 Track - n - Trace Traceability and inventory systems designed for small to medium businesses with ability to track raw materials and finished goods at the source, supplier, or factory through the entire supply chain to the consumer. The oversight of materials, information, and finances as they move in a process from supplier to manufacturer to wholesaler to retailer to consumer. Supply chain impacts every product we buy. Product flow Information flow Finances flow

www.ZKInternationalGroup.com 14 Internet of Things Authentication based on certificates from third parties is expensive and scalability is questionable. Instead, through this technology, the Company is able to register the devices on a blockchain to create a digital identity of the device which cannot be manipulated. Any material object is a ‘thing’. It becomes an internet of things ( IoT ) when it has an on/off switch that connects it to the internet and to each other. By being connected to a computer network, the object, such as a car, becomes more than just an object. It is now people - people, people - things, and thing - things. Sensors and Readers Cameras and Monitoring Equipment UHF, NFC, RFID tags

Facility 15

Significant Projects 16 • We are proud to supply to some of the biggest national landmark construction projects in China. • China Pavilion of Shanghai Expo, Beijing National Aquatics Center “The Water Cube”, Beijing National Stadium “The Bird’s Nest”, and Beijing International Airport. • Thus far we have successfully supplied nearly 2,000 projects in various industries, including hotel, hospital, school, airport, pharmaceutical, food & beverage, governmental building, real estate, and stadiums. Beijing National Aquatics Center (“The Water Cube”) Beijing National Stadium (“The Bird’s Nest”)

Significant Projects Beijing International Airport 17 China Pavilion of 2010 Shanghai Expo ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com

Growth and Innovation 18 ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com Technology Smart Piping System Leveraging the Company’s IoT /Track - n - Trace/ Blockchain capabilities, the Company is e xploring a smart pipe with capability to monitor water quality and pressure ensuring the delivery of safe water, a reliable product and customer peace of mind. R&D Through in - house R&D, ZK is positioned to maintain its position as innovator high - quality products. Global Expansion Revenue today is predominately concentrated in China, however the Company has incorporated in Uganda and begun the registration process to do business in Africa in order to continue to support China’s Silk Road Initiative. ZK is in the process of bidding to supply the estimated $18.46 billion Ugandan Upstream Oil and Gas Development Project. Emerging Applications Siphonic Roof Drainage Systems (SRDS): Drainage system with ability to drain any water accumulation on the roof under heavy storm with very high efficiency and prevention of excessive rainfall from damaging roof structure. Subway Station Pipe Network: Conventional materials utilized in the rapid development of subway infrastructure is not sustainable.

Financial Highlights / Key Milestones 19 Financial Highlights Stock Symbol: NASDAQ: ZKIN Current Share Price (As of 4/10/2018): $7.00 Shares Outstanding (As of April 10, 2018): 13,247,512 Market Capitalization: $92.7 Million Average 30 - Day Volume: 95,000 Revenue (2017): $44.95 Million Net Income (2017): $5.9 Million EPS (2017): $0.56/share 2018 Revenue Guidance: $56.2 million, +25% YOY April 10, 2018 Read to Implement Patent Pending Software, IoTs and Blockchain Technologies into its Manufacturing Process and Supply Chain Management System April 4, 2018 Ring the NASDAQ Closing Bell on April 16, 2018 March 29, 2018 ZK International Continues to Support China’s Silk Road Initiative by Expanding into the Multi - Billion Dollar African Stainless Steel Market March 27, 2018 Renews Contract with One of Asia’s Largest Suppliers of Gas, Towngas China ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com

Income Statement/Balance Sheet 20 Balance Sheet September 30, 2017 September 30, 2016 Total Current Assets: $54,751,108 $38,862,534 Total Assets: $61,173,069 $45,550,956 Total Current Liabilities and Total Liabilities: $39,806,123 $35,972,034 Total Equity: $21,366,946 $9,578,922 Total Liabilities and Equity: $61,173,069 $45,550,956 Income Statement September 30, 2017 September 30, 2016 Revenues: $44,951,740 $36,809,094 Gross Profit: $13,108,403 $11,475,776 Gross Profit Margin: 29.2% 31.2% Income from Operations: $8,079,847 $7,616,021 Income Before Income Taxes: $6,928,693 $6,408,131 Net Income: $5,933,688 $5,302,691 Basic and Diluted Earnings Per Share: $0.56 $0.59 Based on Number of Shares Outstanding: 10,970,000 9,000,000 ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com

Management Team Jiancong Huang, Chairman and President : Mr. Huang has extensive experience in manufacturing industry and held president position in two companies before Zhengkang was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also members of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Guolin Wang, Co - Founder and General Manager : Mr. Wang held various positions in research and management since 1983 until he co - founded Zhengkang . He has extensive experience in manufacturing industry with EMBA from Renmin University of China and designation of Professional Engineer. He is a member of National Building Water Supply and Waste Standard Committee . Hanjun Wang, Vice President: Worked as General Manager in Ball Star Bearing Group and Shandong Hengdian Group before he joined Zhengkang . He brought his extensive executive experience to his role in Zhengkang as Vice President and now is in charge of company’s strategy executive and administration. He graduated from Nanjing University with MBA degree. Minghao Wang, Co - Founder and Deputy General Manager : Mr. Wang held various positions in trading and marketing in other companies before he co - founded Zhengkang . With rich experience in marketing and negotiation, and an extensive network with water/gas supply companies, he now holds an important role in marketing. He earned EMBA from Renmin University of China and a designation of Professional Engineer. Shaochai Yang, Chief Financial Officer: Ms. Yang has more than 10 years experience in accounting and financial management. Prior to joining the company, she worked as the CFO at Kaidishi Industrial from 2009 to 2016, a company focuses on developing and manufacturing electrical lock and biometric fingerprint scanner, where she oversaw the day - to - day operations of accounting department. She worked as CFO at Weiduli Valve from 2002 to 2009, a company manufacturing valve and piping products. Through years of career in accounting and management, she has acquired extensive experience in manufacturing industry from her past career in various medium to large enterprises. Ms. Yang received her Bachelor degree in business administration from China Computer Science College with the major in Accounting. Hui Liu, Marketing Director : Mr. Liu worked previously in Shenyang Jinde Pipe Group and Fujian Jinchang Plastic Ltd, as marketing manager before he joined Zhengkang at 2007. He has had 16 years experience in metal pipe marketing management and has great relationship with water and gas suppliers and real estate development companies. He earned his Bachelor degree and designation of Professional Engineer. Di Chen, Secretary: Prior to joining the company at 2017, Mr. Chen served as the Senior Associate at Pacific Seaboard Investment, a corporate advisory firm based in Canada that focuses on guiding clients through IPO, M&A and private placement investments, for two years. His position focuses on leading the team to conduct industry research, due diligence, financial consulting, and preparing regulatory reporting. From 2012 to 2014 he worked as the accounting manager in Azizmalco , a property management company in Canada, where he oversaw the accounting department of Azizmalco’s subsidiaries. 21 All team members on this slide are on the operating company. ZKIN is a parent company having equity interest in the operating co mpany. David Christensen, President of XSigma : Mr. Christensen is a recognized expert in Global Strategy Deployment including unique expertise in Global Supply Chain, POS Systems and Security, Logistics, Freight, Distribution, Inventory, Service Repairs, CRM, Customer Service and Call Center. He has previously worked for companies such as Compaq, HP, Cal Cartage, Qualcomm, Wal - Mart International, Rexnord Carlyle, Hypercom, and Verifone .

Board of Directors

Jiancong Huang, CEO and Chairman of the Board:

Guolin Wang, Director:

Min Ni, Independent Director and Chairman of the Audit Committee: Currently serving as the partner of CAN Partners LLP, a public accounting firm with offices in both Canada and China since 2013, and as the director of Bluehill CPA, an accounting advisory firm based in China since 2011, focusing on providing auditing and financial services to both private and public companies, and assist companies going public to improve internal control and compliances to meet regulatory requirements. Prior to his current positions, he worked as senior auditing manager at MNP LLP from 2008 to 2011 and Duffy & Associates in Toronto from 2006 to 2008, where he focused on financial auditing, internal control assessment, financial consulting and SEC filings review. Mr Ni has extensive experience in both US GAAP and IFRS reporting frameworks, Sarbanes-Oxley compliance, and regulatory compliances. Mr Ni was designated with CA, CPA in Canada and CPA in Illinois, US and he received his MBA from Toronto University – Rotman Business School.

Lie Cao, Director: Currently the Deputy Secretary General of National Water Supply & Sewerage Standard Committee, a regulatory body setting standard to water supply & sewerage industry, and Director of China Construction Metal Structure Association - Water Supply & Sewerage Division, a national trade association representing the technology and products of Chinese water supply & sewerage industry. Mr. Cao works closely with the government to oversee the water supply and sewerage industry, review and draft industrial technical standard, promote new materials and technology, organize anti-dumping and anti-trust investigation, and organize international communication conferences for the industry. His current and previous positions have provided him with a perspective and understanding on Chinese piping industry, and his management experience offered him a broad leadership and executive experience.

Linge Zhou, Director: Currently is the General Manager of Zhejiang Bestware, a marketing and consulting company based in Hong Kong since 2016, where she focuses on guiding clients to expand business to international markets, including America and European Union. Prior to her current position, she was the General Manager of 121 E-Commerce, a children's fashion company, from 2013 to 2016 where she oversees the operations, branding, and supply chain of the company. Ms. Zhou possesses outstanding experience in marketing, business development and operations.

ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com 22

23 ZK International Group Co., Ltd . (NASDAQ: ZKIN) Di Chen, Secretary +86 - 577 - 86852999 No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province People’s Republic of China 325025 www.ZKInternationalGroup.com PRESENTATION BY: KCSA Strategic Communications Valter Pinto, Managing Director 1.212.896.1242 | Valter@KCSA.com 420 Fifth Ave., 3 rd Floor New York, NY 10022 www.KCSA.com FOR MORE INFORMATION:

Corporate Governance • ZK International Group is committed to operating under the highest standards of integrity and “best practices” and in accorda nce with US Securities law. We believe that good corporate governance is important to ensure that ZK International Group Co. Ltd. is managed for the long - term benefit of our shareholders. • Currently, our directors meet the standards for independence as defined by applicable securities law and the 5600 rules of th e NASDAQ Capital Markets Reference Guide. • ZK International Group has four oversight functions: Internal Audit, Risk Management, Compliance, and Finance. They assist th e Board by verifying the effectiveness of the controls within the operating units and ensuring that activities, results and ris k exposure are reliably reported. To achieve this, the Board of Directors of ZK International Group Co. Ltd. maintains several operating committees including: • the Audit Committee • the Compensation Committee • the Governance • Nominating Committee • We also have a Code of Business Conduct & Ethics that provides a framework for operating standards and ethics at ZK International Group Co. Ltd. that we expect of all our officers, directors, and employees. • We believe that our Board of Directors and committees, led by a group of strong and independent directors, provide the necessary leadership, wisdom, and experience that ZK International Group Co. Ltd. needs to make good business decisions and t o fulfill the responsibilities to our shareholders. To this end, it is the policy of our Board of Directors that the majority o f i ts members be independent. 24 ZK International Group Co., Ltd. (NASDAQ: ZKIN) - www.ZKInternationalGroup.com